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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2000
                                         --------------


                                  AMVESCAP PLC
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                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  AMVESCAP PLC RECOMMENDED CASH AND SHARE
                                ---------------------------------------
                                OFFER FOR PERPETUAL PLC - Extension of Offer
                                --------------------------------------------
                                and Level of Acceptances
                                ------------------------

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EMBARGOED  FOR RELEASE UNTIL
07.30HRS FRIDAY 24TH NOVEMBER 2000

                                                                  PRESS RELEASE

   NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA OR JAPAN


         AMVESCAP PLC ("AMVESCAP") RECOMMENDED CASH AND SHARE OFFER FOR
                          PERPETUAL PLC ("PERPETUAL")

                  EXTENSION OF OFFER AND LEVEL OF ACCEPTANCES


LONDON, 24TH NOVEMBER, 2000 - AMVESCAP announces that, as at 3.00 p.m. on Thursday 23rd November 2000, being the first closing date of the recommended cash and share offer for Perpetual, valid acceptances of the Offer had been received in respect of a total of 23,396,065 Perpetual Shares, representing approximately 79.5 per cent. of the issued share capital of Perpetual. These acceptances include acceptances received pursuant to the irrevocable undertakings to accept the Offer given by the directors of Perpetual and trustees of the Martyn Arbib 1979 Settlement prior to the announcement of the Offer in respect of a combined total of 12,341,519 Perpetual Shares, representing approximately 41.9 per cent. of the issued share capital of Perpetual as at 2nd November 2000.

Of these valid acceptances, elections for the Loan Note Alternative had been received in respect of 12,607,234 Perpetual Shares representing approximately
42.8 per cent. of the issued share capital of Perpetual.

The regulatory conditions to the Offer are being progressed in the normal way and are currently outstanding from the Investment Management Regulatory Organisation ("IMRO"), the Department of Trade and Industry ("DTI") and the Personal Investment Authority ("PIA"). AMVESCAP is confident that these conditions and approvals will be met.

The board of directors of AMVESCAP announces that the Offer has been extended and will remain open for acceptance until 3.00 p.m. on 7th December 2000.

Perpetual Shareholders who have not yet accepted the Offer are urged to complete and return their Forms of Acceptance as soon as possible. If any Perpetual Shareholders require another Form of Acceptance they should contact Capita IRG Plc on 020 8639 2083.

Save as disclosed above and in the Offer Document, neither AMVESCAP nor any person acting, or deemed to be acting, in concert with AMVESCAP held any Perpetual Shares or rights over Perpetual Shares prior to the Offer Period and neither AMVESCAP nor any person acting, or deemed to be acting, in concert with AMVESCAP has acquired or agreed to acquire any Perpetual Shares or rights over Perpetual Shares during the Offer period.

The Offer Document containing the full terms and conditions of the Offer was posted to Perpetual Shareholders on 2nd November 2000.

Unless the context otherwise requires, the definitions contained in the Offer Document also apply in this announcement.

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AMVESCAP is one of the world's largest independent investment managers, operating under the AIM and INVESCO brand names. AMVESCAP is a holding company offering a broad array of investment products and services to institutions and individuals across all distribution channels. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

PRESS ENQUIRIES:

AMVESCAP
Robert McCullough              Chief Financial Officer     +1 404 724 4251
Michael Perman                 Company Secretary          +44 207 454 3942

SCHRODER SALOMON SMITH BARNEY
Peter Smart                                               +44 207 986 4000
Philip Drinkall                                           +44 207 986 4000



Schroder Salomon Smith Barney, which is regulated by The Securities and Futures Authority Limited, is acting for AMVESCAP in connection with the Offer and no-one else and will not be responsible to anyone other than AMVESCAP for providing the protections afforded to customers of Schroder Salomon Smith Barney, or for providing advice in relation to the Offer.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
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                                                 (Registrant)

Date  24 November, 2000                 By  /s/ MICHAEL S. PERMAN
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                                                   (Signature)

                                             Michael S. Perman
                                             Company Secretary